SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______
Commission file number 333-75093
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Integra Bank Corporation
Employees’ 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
A.	Financial Statements and Schedules:
Independent Auditors’ Report — December 31, 2005 and 2004
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004
Notes to Financial Statements
Schedule I: Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
B.	Exhibits
23 — Consent of BKD, LLP

Report of Independent Registered Public Accounting Firm
Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana
We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the accompanying supplemental schedule. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, llp

Evansville, Indiana
April 28, 2006
Federal Employer Identification Number: 44-0160260

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets

Investments, At Fair Value	$22,043,568	$22,306,774

Receivables
Employer’s contributions	11,312	10,776
Accrued interest and dividends	21,170	36,709

	32,482	47,485

Cash	98,894	86,624

Total assets	22,174,944	22,440,883

Liabilities

Accounts payable	51,359	62,751

Net Assets Available for Benefits	$22,123,585	$22,378,132

See Notes to Financial Statements	2

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income
Net appreciation in fair value of investments	$707,261	$1,488,978
Interest and dividends	405,124	513,955

Net investment income	1,112,385	2,002,933

Contributions
Employer	995,376	1,043,670
Participants	1,748,361	1,833,827
Rollovers	25,441	47,034

	2,769,178	2,924,531

Total additions	3,881,563	4,927,464

Deductions
Benefits paid directly to participants	4,003,193	1,469,358
Administrative expenses	132,917	122,890

Total deductions	4,136,110	1,592,248

Net Increase (Decrease)	(254,547)	3,335,216

Net Assets Available for Benefits, Beginning of Year	22,378,132	19,042,916

Net Assets Available for Benefits, End of Year	$22,123,585	$22,378,132

See Notes to Financial Statements	3

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1: Description of the Plan
The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator, Integra Bank Corporation (Company).
   General
The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.
   Contributions
Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit-sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.
   Participant Investment Account Options
Investment account options include various funds and Company stock. Each participant has the option of directing his or her contributions into any of the investment account options and may change the allocation daily.
   Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contributions, forfeitures of terminated participants’ nonvested profit-sharing accounts and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
   Vesting
Participants are immediately vested in their voluntary, rollover and employer safe harbor matching contributions plus earnings thereon. Vesting in the Company’s profit-sharing contribution portions of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested in his or her profit-sharing account after one year of continuous service. Alternatively, a participant may become fully vested in his profit-sharing account upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit-sharing accounts are allocated among active participants based upon compensation.
   Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account. At December 31, 2005 and 2004, Plan assets include $129,695 and $99,273, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
   Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Note 2: Summary of Significant Accounting Policies
   Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
   Valuation of Investments and Income Recognition
Quoted market prices are used to value investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
   Plan Tax Status
The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
   Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3: Investments
The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents the Plan’s investments. Investments that represent 5% or more of total Plan assets are separately identified.

	2005	2004

Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds
Harbor Bond Fund	$2,571,299	$2,738,428
Vanguard Index 500 Fund	6,277,546	7,418,191
Alger Mid Cap Growth Fund	2,377,253	2,326,645
American Funds Capital World Growth and Income Fund	1,605,395	—
American Growth Fund of America	1,111,571	—
Hotchkis & Wiley Large Cap Value Fund	1,513,534	—
Schwab Investor Money Fund	1,949,584	—
Charles Schwab Family Funds – Retirement Money	—	1,788,276
Janus Overseas Fund	—	1,306,837
Selected American Shares	—	1,263,648
Other funds	2,242,965	2,729,856
Common stock
Integra Bank Corporation	2,392,819	2,635,182

	22,041,966	22,207,063

Investments at Cost Which Approximates Market
Money market fund	1,602	99,711

Total investments	$22,043,568	$22,306,774

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
During the years ended 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $707,261 and $1,488,978, respectively, as follows:

	2005	2004

Investments at Fair Value as Determined by Quoted Prices in Active Market
Mutual funds	$849,848	$1,368,422
Common stock	(142,587)	120,556

Net appreciation in fair value	$707,261	$1,488,978

Interest and dividends realized on the Plan’s investments for the years ended 2005 and 2004, were $405,124 and $513,955, respectively.
Note 4: Related-party Transactions
The Integra Bank Trust Department acts as trustee of the Plan. Trustee fees of $58,292 and $54,572 were recorded by the Plan for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Plan had accounts payable of $14,545 and $28,134, respectively, due to the trustee.
Included in Plan assets at December 31, 2005 and 2004, were shares of Integra Bank Corporation common stock totaling $2,392,819 and $2,635,182, respectively.
The Plan incurs expenses related to general administration and recordkeeping. The Plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.
Note 5: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2005	2004

Net assets available for benefits as shown in the financial statements	$22,123,585	$22,378,132
Amounts allocated to withdrawing participants	(129,695)	(99,273)

Net assets available for benefits as shown on Form 5500	$21,993,890	$22,278,859

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31 to Form 5500:

	2005	2004

Benefits paid to participants as shown in the financial statements	$4,003,193	$1,469,358
Add: Amounts allocated to withdrawing participants at end of year	129,695	99,273
Less: Amounts allocated to withdrawing participants at beginning of year	99,273	102,585

Benefits paid to participants as shown on Form 5500	$4,033,615	$1,466,046

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Identity of Issuer (a)	Description of Investment		Current Value

Mutual Funds
Harbor Bond Fund	221,282	units	$2,571,299
Vanguard Index 500 Fund	54,625	units	6,277,546
Janus Mid Cap Value Fund	31,253	units	697,563
American Funds Capital World Growth and Income Fund	43,947	units	1,605,395
American Growth Fund of America	36,208	units	1,111,571
Alger Mid Cap Growth Fund	275,464	units	2,377,253
Hotchkis & Wiley Large Cap Value Fund	64,653	units	1,513,534
DFA U.S. Small Cap Value Fund	25,894	units	686,715
Columbia Acorn Fund	30,481	units	858,656
Schwab Investor Money Fund	1,949,584	units	1,949,584
Schwab Retirement Advantage Money Fund	31	units	31

			19,649,147

Common Stock – Integra Bank Corporation*	112,128	shares	2,392,819

Money Market Fund – Charles Schwab Money Market Fund	3.72%		1,602

			$22,043,568

*	Related party

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation
Employees’ 401 (k) Plan
By: Integra Bank Corporation, as Plan Administrator

June 13, 2006	/s/ Cheryl L. Steinbacher

Date	Cheryl L. Steinbacher
SVP Human Resources and Leadership Development Manager